PRESS RELEASE

04036127

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

(GMX: Toronto Stock Exchange)

13,580,203 shares issued and outstanding

Ref.: File No. 82-4025

July 19, 2004

GLOBEX OPTIONS ITS POIRIER SOUTH CLAIMS

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange) is pleased to announce that it has optioned its Poirier South claims situated in northwestern Poirier Township, Quebec **to Novicourt Inc. (NOV: TSX)** and **Virginia Gold Mines Inc. (VIA: TSX).**

Novicourt and Virginia can earn 64.5% interest in the 15 claim, 660 hectare property by paying Globex $160,000 over 3 years and undertaking $2,000,000 in exploration expenditures. After earning their interest, a three-way joint venture may be formed with Globex maintaining a 35.5 % interest. Should Globex decide not to participate, it would retain a 2% Net Smelter Royalty.

Noranda Inc., the majority shareholder in Novicourt, is operator of the joint venture and will manage exploration on the property. In addition, Noranda has a priority right to purchase or treat ore or concentrate produced from the property at a price to be negotiated at a future date.

The Poirier South property adjoins the former polymetallic (copper, zinc, silver, gold), massive sulphide Poirier Mine (100% Globex owned) at its south boundary and is underlain by the southward extension of Poirier Mine geology.

A Megatem survey by Noranda has located a priority anomaly on Globex's claims. Noranda intends to test and confirm this deep anomaly with ground geophysical surveys and drill it within 60 days.

Globex is an exploration company with 46 projects at various stages of development. The company seeks to create shareholder value by acquiring properties, then enhancing them and either developing them to production, optioning, joint venturing or selling them on favourable terms.

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For further information, contact:

Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com